  Exhibit 99.1

Notice of 2021 Annual General & Special Meeting of Shareholders

When

Wednesday, June 30, 2021 at 10:00 a.m. (Pacific Time)

Where

Due to the current COVID-19 pandemic, we will be holding the Meeting as a completely virtual meeting, which will be conducted via live webcast at https://agm.issuerdirect.com/ff. Shareholders will not be able to attend the Meeting in person.

We will cover six items of business at our 2021 annual general & special meeting (the “Meeting”):

1.
Receive our audited consolidated financial statements for the financial year ended December 31, 2020 and the auditor’s report thereon;

2.
Fix the number of directors to be elected at the Meeting at five;

3.
Elect five directors to our board of directors to hold office until the next annual general meeting of shareholders;

4.
Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay;

5.
Consider and, if deemed appropriate, pass, with or without variation, a special resolution of the shareholders (the “Distribution Resolution”), the full text of which is attached as Appendix “C” to the enclosed management information circular (the “Circular”) approving a statutory plan of arrangement under section 288 of the Business Corporations Act (British Columbia) which will effect the distribution (the “Distribution”) on a pro rata basis of 23,333,333 common shares of Treasury Metals Inc. (“Treasury Metals”) and 35,000,000 common share purchase warrants of Treasury Metals (such number of common share purchase warrants subject to adjustment in connection with a proposed amendment to the Warrant Indenture dated August 7, 2020 between Treasury Metals and TSX Trust Company, as described in the Circular under the heading “Particulars of the Matters to be Acted Upon – 5. Distribution of Treasury Metals Securities Pursuant to the Plan of Arrangement – Details of the Distribution”) to shareholders of First Mining, by way of a reduction in capital of the common shares (“Common Shares”) of First Mining; and

6.
Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Registered shareholders have a right of dissent in respect of the proposed Distribution and to be paid the fair value of their Common Shares. The dissent rights are described in the accompanying Circular and are attached to the Circular as Appendix “G”. Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

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Record date

The record date for the Meeting is May 3, 2021. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2020 will also accompany this notice (collectively, the “Meeting Materials”). Copies of our annual and/or interim financial statements and MD&A are also available◦under◦our◦SEDAR◦profile◦at◦www.sedar.com,◦on◦our◦website◦at
www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials, as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/AGM and under our SEDAR profile at www.sedar.com. The Circular contains important information about the Meeting, who can vote and how to vote.

If you will not be attending the Meeting virtually via the live webcast, we request that you read, date and sign the accompanying proxy or voting instruction form, and deliver it according to the instructions set out therein. Your vote must be received by our transfer agent, Computershare Investors Services Inc. (“Computershare”) by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used).

Shareholders who wish to appoint a third-party proxyholder to represent them virtually at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering their third-party proxyholder with Computershare. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register your third-party proxyholder will result in the proxyholder not receiving a 15-digit Control Number from Computershare, and therefore not being able to vote during the virtual Meeting.

To register a proxyholder, shareholders MUST visit http://www.computershare.com/FirstMiningGold by 10:00 a.m. (Pacific Time) on Monday, June 28, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a 15-digit Control Number via e-mail.

Without a Control Number, your third-party proxyholder will not be able to vote at the Meeting.

If you would like us to send you a paper copy of the Meeting Materials, please contact Janet Meiklejohn, our Vice President, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy deposit deadline date and time.

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BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Daniel W. Wilton

Daniel W. Wilton
Chief Executive Officer and Director

Vancouver, British Columbia
May 18, 2021

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